U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person (If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).)

     Capetola,                      Robert                 J.
     (Last)                         (First)             (Middle)

           6097 Hidden Valley Drive
                                    (Street)

     Doylestown,                        PA                 18901
     (City)                           (State)              (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     Discovery Laboratories, Inc. (Discovery)
     DSCO

3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for
     (Month/Year)
     02/2000

5.   If Amendment, Date of Original
     (Month/Year)


6.   Relationship of Reporting Person to Issuer

     (Check all applicable)

     X  Director                             X  10% Owner
    ---                                     ---
     X  Officer (give title below)              Other (specify below)
    ---                                     ---

7.   Individual or Joint/Group Filing (Check applicable line)

     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---



           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          02/10/00       M              62,500        A  $1.38
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          02/10/00       F              16,234        D  $5.3125(1)  507,346(2)     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


(1) Represents the market price on the date of transfer of shares to Discovery Laboratories Inc.
(2) Excludes 543,863 shares of Common Stock issuable on exercised of employee stock options previously listed in Table 1 as beneficially owned by Mr. Capetola which are not required to be listed in Table 1 pursuant to Instruction 4(c)(i).





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





Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)




                    2.
                    Conver-                    5.
                    sion                       Number of
                    or                         Derivative    6.
                    Exer-             4.       Securities    Date
                    cise     3.       Trans-   Acquired (A)  Exercisable and
                    Price    Trans-   action   or Disposed   Expiration Date
1.                  of       action   Code     of(D)         (Month/Day/Year)
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-
Security            Secur-   Day/     ------   ------------  Exer-    tion
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date
------------------------------------------------------------------------------
Employee stock     $1.38    02/10/00  M            62,500 Immediately 9/30/09
option (right                                                  (2)
to purchase)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(2) The remaining shares subject to the option are subject to repurchase by Discovery upon the occurrence of certain events relating to the market price of the common stock of Discovery, the failure of Discovery to enter into certain collaboration agreements or a sale or merger of Discovery.


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


                                                          10.
                                                9.        Owner-
                                                Number    ship
                                                of        Form
                                                Deriv-    of
                     7.                         ative     Deriv-   11.
                     Title and Amount           Secur-    ative    Nature
                     of Underlying     8.       ities     Secur-   of
                     Securities        Price    Bene-     ity:     In-
                     (Instr. 3 and 4)  of       ficially  Direct   direct
                     ----------------  Deriv-   Owned     (D) or   Bene-
1.                             Amount  ative    at End    In-      ficial
Title of                       or      Secur-   of        direct   Owner-
Derivative                     Number  ity      Month     (I)      ship
Security                       of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)           Title     Shares  5)       4)        4)       4)
--------------------------------------------------------------------------
Employee stock  Common Stock,  125,000          62,500    D
option (right   par value
to purchase)    $.001 per
                share

Explanation of Responses:



      By:/s/ Robert Capetola                                   March 7, 2000
      **Signature of Reporting Person                          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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